UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-09659

The Neiman Marcus Group, Inc.

(Exact name of registrant as specified in its charter)

One Marcus Square 1618 Main Street Dallas, Texas 75201

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.01 per share

Class B Common Stock, par value $0.01 per share

Series A Junior Participating Preferred Stock Purchase Rights

Series B Junior Participating Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☐

Approximate number of holders of record of each class of securities listed above, as of the certification or notice date: 1

Pursuant to the requirements of the Securities Exchange Act of 1934, The Neiman Marcus Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 6, 2005	/s/ Nelson A. Bangs
Name: Nelson A. Bangs
Title: Senior Vice President and General Counsel